Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com

bfenske@fulbright.com direct dial: (713) 651-5557	telephone: (713) 651-5151 facsimile: (713) 651-5246

March 31, 2009

BY EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Donna Levy

  Re:
  Rosetta Stone Inc.
  Amendment No. 4 to Form S-1
  Filed January 21, 2009
   File No. 333-153632

Ladies and Gentlemen:

            On March 17, 2009, Rosetta Stone Inc. (the "Registrant") filed Amendment No. 4 ("Amendment No. 4") to its Registration Statement on Form S-1 (the "Form S-1") relating to the initial public offering of shares of its common stock. On March 25, 2009, the Registrant received written comments from the staff of the Division of Corporation Finance (the "Staff") relating to Amendment No. 4 (the "Comments").

            In response to the Comments, the Registrant is filing an Amendment No. 5 to the Form S-1 ("Amendment No. 5"). The following numbered paragraphs repeat the Comments for your convenience, followed by the Registrant's responses to those Comments.

Use of Proceeds, page 36

1.
The dollar amount of offering proceeds designated for specific purposes appears relatively small in relation to the anticipated net proceeds. As you lack a specific plan to apply a significant portion of the proceeds, please discuss the principal reasons for this offering. Refer to Item 504 of Regulation S-K. If we are correct in understanding that the principal purpose of the offering is to provide liquidity for the financial backers who are your selling shareholders and the executive and employee shareholders, it appears this purpose should be described.

    Response:    The Registrant has added disclosure on page 36 of Amendment No. 5 in response to the Staff's comment. The Registrant has also moved the risk factor regarding the Registrant's use of proceeds up to page 32 to give it more prominence in response to the Staff's comment.

Executive Compensation

Compensation Discussion and Analysis, page 103

General

2.
We note the recent equity awards in 2009 discussed on page 113 as well as the related payments that will be made from offering proceeds to discharge personal income tax obligations of corporate executives. Please expand the subsection beginning on page 113 entitled, "Elements of Our Executive Compensation Program" to discuss company policies and practices concerning the payment of personal tax obligations of executives. Discuss your policies and practices concerning whether gross-up payments or other personal tax obligations of executives may be paid by the company and discuss the factors or conditions that are considered or will affect whether this type of compensation is awarded and its amount. Explain how corporate payment of executive tax obligations fits into your overall compensation objectives. Address how decisions regarding this element of compensation affect decisions regarding other elements of compensation. Clarify whether the policy and practices relating to company payment of personal tax obligations of executives may be applied to future periods.

    Response:    The Registrant has added disclosure on pages 104 and 114 of Amendment No. 5 in response to the Staff's comment.

Allocation of Equity Compensation Awards, page 109

3.
We note your disclosure in this section, including the factors that the committee considers in allocating stock options to your NEOs, that the committee generally grants options quarterly, and that you do not have specific share retention and ownership guidelines for your executives. However, we also note your disclosure on page 114 regarding the stock options the committee intends to grant to your NEOs prior to the offering in order to put each NEO's total equity ownership between the 50th to 75th percentile of their peers, and that the committee intends to make similar awards on an annual basis. Please reconcile these disclosures.

    Response:    The Registrant has added disclosure on pages 109, 110, 114, 115 and 116 of Amendment No. 5 in response to the Staff's comment.

IPO Option and Restricted Stock Grants, page 114

4.
We note that you commissioned a compensation consultant in regard to these awards. Explain in further detail the role of the consultant as well as the role of the determinations by the company in establishing the amount of options to award to your NEOs. Clarify whether the peers looked at are the same ones that are listed on page 104. Provide appropriate information regarding the identities of the peers and how they were selected, as applicable.

    Response:    The Registrant has added disclosure on pages 115 and 116 of Amendment No. 5 in response to the Staff's comment.

Information Not Required in the Prospectus

Item 13. Other Expenses of Issuance and Distribution, page II-1

5.
In your response letter, please provide a breakdown of the "Accounting fees and expenses" line item.

    Response:    The "Accounting fees and expenses" line item is composed of fees from the Registrant's auditors, Deloitte & Touche, LLP, in performance of the following services:

  •
  Reviews of quarterly financial statements for each of the quarterly periods ended March 31, June 30, September 30, and December 31, 2007 and ended March 31, June 30, and September 30, 2008;

  •
  Review of original registration statement on Form S-1 and subsequent amendments;

  •
  Comfort letter preparation;

  •
  Assistance with response to SEC comments; and

  •
  Audit of the period from January 1, 2006 to January 4, 2006.

Deloitte & Touche, LLP has not provided any compensation consulting services to the Registrant.

* - * - * - * - * - *

            If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (512) 751-8339.

Very truly yours,
/s/ Brian Fenske Brian Fenske
cc:
Marc Thomas (Securities and Exchange Commission)
Christine Davis (Securities and Exchange Commission)
Barbara C. Jacobs (Securities and Exchange Commission)
Marc Shuman (Securities and Exchange Commission)
Michael Wu (Rosetta Stone Inc.)
Brent B. Siler (Cooley Godward Kronish LLP)

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